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As confidentially submitted to the Securities and Exchange Commission on January 17, 2019. This Amendment No. 1 draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

HOOKIPA PHARMA INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	81-5395687 (I.R.S. Employer Identification Number)

430 East 29th Street, 14th Floor
New York, New York 10016
+43 1 890 63 60
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jörn Aldag
Chief Executive Officer
HOOKIPA Pharma Inc.
430 East 29th Street, 14th Floor
New York, New York 10016
+43 1 890 63 60
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Kingsley L. Taft, Esq. Robert E. Puopolo, Esq. Seo Salimi, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000	Reinhard Kandera Chief Financial Officer HOOKIPA Pharma Inc. 430 East 29th Street, 14th Floor New York, New York 10016 +43 1 890 63 60	Ilir Mujalovic, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

                     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐

                     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Smaller Reporting Company ☐ Emerging Growth Company ☒

                     If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock, par value $0.0001 per share

(1)
Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price. Includes the offering price of additional shares of common stock that the underwriters have the option to purchase.

                     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

 EXPLANATORY NOTE

              This Amendment No. 1 to the Draft Registration Statement on Form S-1 of HOOKIPA Pharma Inc. is an exhibits-only submission to file certain exhibits incorporated by reference in Item 16 of Part II of the Registration Statement and to restate the exhibit index incorporated by reference in Item 16. Accordingly, this Amendment No. 1 consists only of the facing page, this explanatory note, Part II of the Registration Statement, including the signature page, the exhibit index, and the exhibits filed herewith. The prospectus is unchanged and has therefore been omitted from this filing.

 PART II

Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution.

              The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the registration of our common stock hereunder. All amounts are estimates except the SEC registration fee, FINRA filing fee and Nasdaq Global Market initial listing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Market initial listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accountants' fees and expenses		*
Transfer agent and registrar fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

              Section 145 of the Delaware General Corporation Law (DGCL) authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys' fees) judgments, fines, and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys' fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

              Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. We have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the closing of this offering that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

  •
  any transaction from which the director derived an improper personal benefit.

              These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies, such as an injunction or rescission.

              In addition, our amended and restated bylaws will provide that:

  •
  we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

  •
  we will advance reasonable expenses, including attorneys' fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

              We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with certain of our executive officers. These agreements provide that we will indemnify each of our directors, certain of our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys' fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person's services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director's or officer's services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

              We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended, or the Securities Act.

              In the underwriting agreement that we enter into in connection with the sale of shares of our common stock in this offering, a form of which will be filed as Exhibit 1.1 to this registration statement, there will be provisions for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act, and the Securities Exchange Act of 1934, as amended.

Item 15.    Recent Sales of Unregistered Securities.

              In the three years preceding the filing of this registration statement, we and our predecessor, Hookipa Biotech AG, have issued the following securities that were not registered under the Securities Act.

  1.
  Hookipa Biotech AG granted stock options to purchase an aggregate of 133,850 shares of its common shares, with an exercise price of $1.16 per share, to its employees, directors and consultants pursuant to its 2016 Stock Option Plan.

  2.
  We have granted stock options to purchase an aggregate of 133,850 shares of our common stock, with an exercise price of $1.16 per share, to our employees, directors and consultants pursuant to our 2018 Stock Option and Grant Plan, all of which replaced the options that were previously granted and revoked by Hookipa Biotech AG under the 2016 Stock Option Plan.

  3.
  Between November 2013 and June 2015, Hookipa Biotech AG issued and sold 328,128 shares of its Series B Preferred Shares for aggregate consideration of approximately $25.6 million.

  4.
  In December 2016, Hookipa Biotech AG issued and sold 82,032 shares of its Series B Preferred Shares for aggregate consideration of approximately $5.2 million.

  5.
  In March 2017, Hookipa Biotech AG issued and sold 82,032 shares of its Series B Preferred Shares for aggregate consideration of approximately $5.3 million.

  6.
  In December 2017, Hookipa Biotech AG issued and sold 693,500 shares of its Series C Preferred Shares for aggregate consideration of approximately $59.4 million.

  7.
  On June 29, 2018, we issued 78,311 shares of common stock and 1,323,506 shares of preferred stock to the shareholders of Hookipa Biotech AG in exchange for all of the outstanding capital stock of Hookipa Biotech AG held by such holders.

              We deemed the options to purchase common stock and common shares in paragraphs (1) and (2) to be exempt from registration under the Securities Act either in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701, or in reliance on Section 4(a)(2), as transactions by an issuer not involving a public offering. We deemed the offers, sales and issuances of the securities described in paragraphs (3) through (7) above to be exempt from registration under the Securities Act, in reliance on Section 4(a)(2) of the Securities Act, regarding transactions by an issuer not involving a public offering.

              There were no underwritten offerings employed in connection with any of the transactions set forth above.

Item 16.    Exhibits and Financial Statement Schedules.

    (a) Exhibits

              The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

    (b) Financial Statement Schedules

              All schedules have been omitted because they are not required or because the required information is given in the financial statements or notes to those statements.

Item 17.    Undertakings.

              Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

              The undersigned Registrant hereby undertakes:

                  (1)   That the undersigned registrant will provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                  (2)   That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (3)   That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

1.1	*	Form of Underwriting Agreement
3.1	+	Amended and Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect
3.2	*	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon closing of this offering)
3.3	+	Bylaws of the Registrant, as currently in effect
3.4	*	Form of Amended and Restated Bylaws (to be effective upon closing of this offering)
4.1	*	Specimen Common Stock Certificate
5.1	*	Opinion of Goodwin Procter LLP
10.1	#+	HOOKIPA Pharma Inc. 2018 Stock Option and Grant Plan and forms of awards thereunder
10.2	#*	Form of 2019 Stock Option and Incentive Plan
10.3	#*	Form of Incentive Stock Option Agreement under the Registrant's 2019 Stock Option and Incentive Plan
10.4	#*	Form of Non-Qualified Stock Option Agreement for Company Employees under the Registrant's 2019 Stock Option and Incentive Plan
10.5	#*	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors under the Registrant's 2019 Stock Option and Incentive Plan
10.6	#*	Form of Restricted Stock Award Agreement under the Registrant's 2019 Stock Option and Incentive Plan
10.7	#*	Form of Restricted Stock Award Agreement for Company Employees under the Registrant's 2019 Stock Option and Incentive Plan
10.8	#*	Form of Restricted Stock Award Agreement for Non-Employee Directors under the Registrant's 2019 Stock Option and Incentive Plan
10.9	#*	2019 Employee Stock Purchase Plan

10.10	#*	Form of Director Indemnification Agreement
10.11	#*	Form of Officer Indemnification Agreement
10.12	#*	Employment Agreement between Jörn Aldag and the Registrant (to be entered into in connection with this offering)
10.13	#*	Employment Agreement between Reinhard Kandera and the Registrant (to be entered into in connection with this offering)
10.14	#*	Employment Agreement between Igor Matushansky and the Registrant (to be entered into in connection with this offering)
10.15	#*	Employment Agreement between Daniel Pinschewer and the Registrant (to be entered into in connection with this offering)
10.16	*	Lease by and between the Registrant and Marxbox Bauprojekt GmbH & Co OG, dated February 3, 2012, as supplemented by the Lease Agreement, dated April 2, 2014.
10.17	*	Lease by and between the Registrant and Wüstenrot Marxbox GmbH & Co KG, dated May 15, 2018.
10.18	†	Collaboration and License Agreement, by and between Hookipa Biotech AG and Gilead Sciences, Inc., dated as of June 4, 2018
10.19	†	Patent License Agreement, by and between Hookipa Biotech GmbH and the University of Zurich, dated as of October 6, 2011
10.20	†	Patent License Agreement, by and between Hookipa Biotech AG and the University of Basel, dated as of January 16, 2017
10.21	†	Patent License Agreement, by and between Hookipa Biotech AG and the University of Geneva, dated as of February 8, 2017
10.22	†	The National Institutes of Health Biological Materials License Agreement, by and between the National Institutes of Health within the Department of Health and Human Services through the Office of Technology Transfer and Hookipa Biotech AG, dated as of September 25, 2013, as amended by the First Amendment, dated April 12, 2017, and the Second Amendment, dated July 11, 2018
21.1	*	Subsidiaries of the Registrant
23.1	*	Consent of PwC Wirtschaftsprüfung GmbH, Independent Registered Public Accounting Firm
23.2	*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
24.1		Power of Attorney (included in page II-6)]

*
To be included by amendment.

+
Previously filed.

†
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment.

#
Indicates a management contract or any compensatory plan, contract or arrangement.

 SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the    day of                    , 2019.

HOOKIPA PHARMA INC.
By:	Jörn Aldag Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

              KNOW ALL BY THESE PRESENTS, each individual whose signature appears below hereby constitutes and appoints each of Jörn Aldag, Reinhard Kandera and Daniel Courtney and as such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 and all post-effective amendments thereto), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

              Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney has been signed by the following person in the capacities and on the date indicated.

Name	Title	Date

Jörn Aldag	Chief Executive Officer and Director (Principal Executive Officer)	, 2019
Reinhard Kandera	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2019
Jan van de Winkel, Ph.D.	Chairman of the Board	, 2019
Paul-Henri Lambert, M.D.	Director	, 2019

Name	Title	Date

Christoph Lengauer, Ph.D.	Director	, 2019
Julie O'Neill	Director	, 2019
Graziano Seghezzi	Director	, 2019
Sander van Deventer, M.D., Ph.D.	Director	, 2019

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EXPLANATORY NOTE
PART II Information Not Required in Prospectus
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules.
  Item 17. Undertakings.
EXHIBIT INDEX
SIGNATURES
POWER OF ATTORNEY AND SIGNATURES